I, Jacob Dansey, certify that:

(1) the financial statements of Involved, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Involved, Inc. included in this Form reflects accurately the information reported on the tax return for Involved, Inc. filed for the fiscal year ended December 2016.

Jacob Dansey
Jacob Dansey
Co-founder and CEO

7/12/2017

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.